Sub-Item 77D

   On May 1, 2007, the JPMorgan Insurance Trust Balanced Portfolio changed its investment policies so that under normal circumstances, the allocation between various types of equity and fixed income investments will be based on the following model allocation:
   - 30%–60% medium- and large-cap U.S. equity securities
   - 25%–50% U.S. and foreign fixed income securities
   - 0%–30% foreign equity securities
   - 0%–20% small-cap U.S. equity securities

In addition, as of  May 1, 2007, the Portfolio may invest up to 20% its asset in other JPMorgan Funds in order to expose the Portfolio to certain of these asset classes.

The new policies are described in a prospectus dated May 1, 2007.